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                            May 10, 2021

       Michael Silvestrini
       Director & Co-CEO
       Energea Portfolio 4 USA LLC
       935 Noble Street
       Brooklyn, NY 11222

                                                        Re: Energea Portfolio 4
USA LLC
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted April 13,
2021
                                                            CIK 0001853011

       Dear Mr. Silvestrini:

              We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
       EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Draft Offering Statement on Form 1-A

       Risks of Investing
       Conflicts of Interest, page 13

   1. Please revise to disclose the involvement of your Manager and management team with
                                                        Energea Portfolio 1 LLC
and Energea Portfolio 2 LLC, each of which is conducting a
                                                        Regulation A offering
concurrently with this offering, and please discuss any related conflicts of interest.
       Key Contracts, page 23

   2. Please clarify whether you have entered into any agreements relating to the West School
 Michael Silvestrini
FirstName  LastNameMichael
Energea Portfolio 4 USA LLCSilvestrini
Comapany
May        NameEnergea Portfolio 4 USA LLC
     10, 2021
May 10,
Page 2 2021 Page 2
FirstName LastName
         Project. In this regard, we note the agreements entered into by Phytoplankton Ponus
         Ridge Solar LLC and the form of Membership Interest Purchase Agreement between you and Plankton Energy LLC, which appear to relate to the West School Project and are filed as exhibits to your offering statement. In addition, revise to provide details regarding the status of any ongoing negotiations and to explain your basis for this statement
         (underlining added here for emphasis): "The Estimated Results of Operations for each
         Project, including the West School Project, are based on contracts that have already been negotiated or as the Manager expects them to be negotiated." Lastly, please provide current disclosure regarding the status of the contracts and the potential impact of any material provisions which might come into play due to delays or resulting from insufficient funding. For example, we note the "energy delivery" requirements described in Section 3.4 of the solar power purchase agreement provided as exhibit 1A.4C. In that
         regard, it appears that New Canaan Public Schools can terminate the agreement if energy is not delivered within one month of the specified deadline of June 8, 2021.
Management Discussion
Operating Results , page 41

3. You disclose here that you have acquired one Project under construction. You also disclose on page A-6 that you own the West School solar project. However you disclose on page 10 and elsewhere that you have not yet acquired any Projects. Please revise your disclosure to address this apparent discrepancy.
Liquidity and Capital Resources, page 41

4. We note you have limited operations and have not generated any revenue or income to date. Please tell us why you have not provided disclosures indicating that there is substantial doubt about your ability to continue as a going concern in your discussion of liquidity and capital resources and in the report provided by your auditors. Please revise as necessary.
Financial Statements, page F-4

5. We note you only include an audited balance sheet as of March 11, 2021. Please include audited statements of comprehensive income, cash flows and changes in members'
         equity or tell us how your presentation of a balance sheet only complies with paragraph
         (c) of Part F/S of Form 1-A and Rule 8-02 of Regulation S-X.


Exhibits

6. You disclose on page 34 of your offering statement that a vote to remove the Manager for cause must be approved by Investor Members owning at least two-thirds of the outstanding Investor Shares. However, Section 5.6.1 of your Limited Liability Company
         Agreement filed as Exhibit 1A-2B states the Manager may be removed by the affirmative
 Michael Silvestrini
Energea Portfolio 4 USA LLC
May 10, 2021
Page 3
      vote of Investor Members holding seventy five percent (75%) of outstanding Investor
      Shares. Please revise your offering statement disclosure or Limited Liability Company
      Agreement to address this discrepancy.
General

7. Please provide us with an analysis of how the Energea Portfolio 1 LLC and Energea
      Portfolio 2 LLC offerings differ from this offering such that the offerings should not be aggregated for purposes of the $75 million maximum permitted under Regulation A. In particular, we note Energea Portfolio 1 LLC and Energea Portfolio 2 LLC are both also raising capital to acquire, develop, and operate solar energy projects concurrently with this offering. They are also both under common control with your company as you share the same Manager (Energea Global, LLC) and management team.
8. Disclose the status of the two other Energea offerings, quantifying in each case as of the latest practicable date the amount of securities sold, the amount remaining unsold, and the number of projects purchased. We note the discussion you provide at page 10 regarding the risk resulting from selling less than the $75,000,000 worth of securities you are offering in this offering statement.
        You may contact Joanna Lam, Staff Accountant, at 202-551-3476 or Craig Arakawa,
Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at 202-
551-3707 with any other questions.



                                                            Sincerely,
FirstName LastNameMichael Silvestrini
                                                            Division of
Corporation Finance
Comapany NameEnergea Portfolio 4 USA LLC
                                                            Office of Energy &
Transportation
May 10, 2021 Page 3
cc:       Mark Roderick, Esq.
FirstName LastName